January 23, 2014

Via E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Nolan McWilliams

Re:	The Grilled Cheese Truck, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 2, 2014
CIK No. 0001497647

Dear Mr. McWilliams:

The Grilled Cheese Truck, Inc. (the “Company”) is electronically transmitting hereunder proposed responses to the letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 15, 2014, regarding the Company’s to the Draft Registration Statement on Form S-1 submitted to the SEC on September 30, 2013 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Draft Registration Statement on Form S-1, submitted on January 2, 2014 (the “Amendment”, together with the Initial Registration Statement, collectively, the “Registration Statement”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.          We note your response to our prior comment 8 and reissue in part. We note that you describe the seasonal ingredients you use as “high quality” on page 41 and that you purchase ingredients from suppliers that carry the “highest quality” products (page 42). Please substantiate your claims or revise accordingly. Please also explain what you mean by your “high food standards” on page 41.

In response to the Staff’s comment, all references to “high quality”, “highest quality” and “high food standards” on pages 39, 41 and 42, have been removed from the Registration Statement.

2.          Given the nature of your food truck operations, it does not appear consistent to refer to your customers as “guests.” Please revise accordingly.

In response to the Staff’s comment, all references to our customers as “guests” on pages 13, 19 and 20 have been removed from the Registration Statement.

Truck Economics, page 2

3.          We note your response to our prior comment 17 and reissue. It is unclear how disclosing sales per square foot is meaningful for investors given that your trucks have no dining area. Without a dining area your square footage would be much smaller than others in the restaurant industry making a reasonable comparison unavailable. Please provide further explanation as to how sales per square foot is a meaningful measure relevant to an understanding of the economics of food trucks and place this figure in context or remove this disclosure.

In response to the Staff’s comment, we have removed the disclosure regarding sales per square foot in the Registration Statement on pages 3 and 39.

Strategy, page 3

4.           We note your response to our prior comment 18. Please provide greater clarity regarding the “social aspect” of your concept. Please also characterize as your belief the statement that people post pictures of eating at your trucks on social media websites. Further, please clarify if the locations that are set up for street side dining with organized tables and chairs are provided by you or as part of a larger dining or recreational area, and provide an estimate of the number or percentage of your trucks that are adjacent to such seating areas.

In response to the Staff’s comment, we have revised the disclosure on pages 3, 38 and 39 of the Registration Statement to include additional disclosure regarding the Company’s social aspect, management’s belief that customers post pictures of the Grilled Cheese Trucks on social media websites and that, although the Grilled Cheese Truck does not actually provide organized tables and chairs for dining, that approximately 25% of the Grilled Cheese Truck stops include street dining with organized table and chairs.

Veterans Ownership Opportunity, page 3

5.           We note your response to our prior comment 41. Consistent with your disclosure on page 40, please clarify here that development of the veterans ownership opportunity program is in the preliminary stages, and that you have not yet established any budgets or milestones regarding its implementation, nor the methods you anticipate utilizing to assist prospective franchisees with securing financing to acquire a franchise.

In response to the Staff’s comment, we included disclosure on page 4 of the Registration Statement to clarify that development of the veterans ownership opportunity program is in the preliminary stages, and that we have not yet established any budgets or milestones regarding its implementation, nor the methods we anticipate utilizing to assist prospective franchisees with securing financing to acquire a franchise.

As an “emerging growth company” under applicable law, page 23

6.           We note that since you appear to qualify as an emerging growth company, as defined in the Jumpstart Our Business Startups Act, you “may” take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In this regard, please revise to clearly state your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), clarify your risk factor on page 23 explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Similar disclosures should also be provided in your discussion of this matter on page 28 of MD&A.

In response to the Staff’s comment, we have included disclosure on pages 24 and 28 of the Registration Statement indicating that we have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and that such election to opt out is irrevocable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

7.           We note your revised disclosures on page 35 in response to our prior comment 29 but do not believe the revised disclosures were fully responsive to our request. In this regard, please revise to disclose each option grant made during the twelve month period preceding the expected public offering date, the fair value of each option grant and provide a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated selling price for shares in the offering. As part of your revised disclosures, please disclose the fair value of the option grant and the expected public offering price for your common shares.

In response to the Staff’s comment, we have revised the disclosure on page 35 of the Registration Statement to disclose each option grant made during the twelve month period preceding the expected public offering date, the fair value of each option grant and a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated selling price for shares in the offering.

Competition, page 42

8.           We note your response to our prior comment 35 and reissue in part. Please revise this section to name your principal competitors.

In response to the Staff’s comment, we have revised the disclosure on page 42 of the Registration Statement to name our principal competitors within each region we primarily operate.

September 30, 2013 Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

7. Promissory Notes Payable, page F-12

9.           Please reconcile your statements on page F-12 indicating that the notes payable in the amounts of $37,500 and $12,500 are not in default with your statements on page F-23 which indicate that such notes payable are in default. Given that the notes were due September 30, 2013 and were not paid on such date, your financial statements and MD&A should disclose the nature of the default and when you expect these notes to be repaid or otherwise settled.

In response to the Staff’s comment, we have revised the disclosure on pages 33, 35 and F-12 of the Registration Statement to disclose the nature of the default on such notes and the expected settlement.

9. Warrants, page F-12

10.         We note your revised disclosures in response to our prior comment 48. However, we do not believe the revisions made to the notes to your financial statements were fully responsive to our request. In this regard, you have revised to disclose which warrants can be exercised on a cashless basis but did not include the terms under which such warrants may be exercised on a cashless basis. Please revise to clearly disclose the terms under which your warrants may be exercised on a cashless basis.

In response to the Staff’s comment, we have revised the disclosure on pages 60, F-13, F-15, F-21, F-37, F-38 and F-42 of the Registration Statement to clearly disclose the terms under which the warrants may be exercised on a cashless basis.

15. Asset Purchase Agreements, page F-22

11.         We note from your response to prior comment 50 that you believe the acquisition of Hook & Ladder was an asset purchase rather than a business combination. Given your disclosure on page F-22 that you purchased “substantially all of the Seller’s rights, title and interests in and to certain assets, properties and rights of every kind, nature and description, tangible and intangible, real, personal or mixed, accrued and contingent, which are owned or leased by Sellers and used in the Seller’s business, including but not limited to all equipment, customer contracts, property leases, intellectual property, vehicles, books and records, licenses and corporate and trade names,” please provide us with your analysis of why this acquisition transaction did not constitute the acquisition of a business. Your response and revised disclosure should clearly explain why the assets and liabilities acquired do not represent a business in accordance with the guidance outlined in ASC 805-10-55-4 through 805-10-55-9. We may have further comment upon receipt of your response.

The Company acknowledges the Staff’s comment and respectfully believes that the proper treatment for this transaction is an asset purchase rather than a business combination for the following reason.

As cited in Regulation S-X, 210.10-01 (d) - “For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations…….”.

We would like to also point out that, the nature of the revenue-producing activity of the component will not and has not remained the same as before the transaction; or

Furthermore the following attributes did not remain with the component after the transaction; Physical facilities, Employee base, Market distribution system, Sales force and Customer base.

The Company has not continued nor did it ever intend to continue the purchase of the Hook & Ladder assets as a business. This was demonstrated by the Asset Sale Agreement entered into on September 12, 2013 which resulted in the sale of some of the significant assets we purchased in the original transaction. To date, the Company has only utilized a small portion of the assets acquired. We believe that there is not sufficient continuity of the acquired entity and accordingly believe the accounting treatment as an asset purchase is proper despite the fact that we have acquired substantially all the intangible assets of Hook & Ladder as referenced by the Staff.

As a result we believe that prior financial information of Hook & Ladder is not material to the understanding of our future business operations and accordingly do not believe that we are required to present historical audited financial statements of the acquired entity and pro forma financial statements as would have been required under Regulation S-X, Rule 8-04 and Rule 8-05.

12.         In addition, please explain in the notes to your financial statements how you determined the fair values of the various categories of assets acquired in this transaction including any intangible assets.

In response to the Staff’s comment, we have revised the disclosure on page F-23 of the Registration Statement to explain in the notes of the financial statements how we determined the fair values of the various categories of assets acquired in the transaction.

Other

13.          Please update the financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the financial statements have been updated to comply with Rule 8-08 of Regulation S-X and reflected in the F pages to the Registration Statement.

14.         Please include a currently dated consent of the independent registered public accounting firms as an exhibit upon the filing of your Form S-1 registration statement.

In response to the Staff’s comment, we will include a currently dated consent of our independent registered public accounting firm as Exhibit 23.1 to the filing of the Registration Statement.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Sarah Williams, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Robert Y. Lee
Mr. Robert Y. Lee